Exhibit 12.1

Digital Realty Trust, Inc.

Statement of Computation of Ratios(1)

	The Company(2)		The Company and the Predecessor(2)	The Predecessor(2)
	Year ended December 31,
	2006	2005	2004	2003	2002
Income (loss) from continuing operations before minority interests	$26,555	$25,344	$(4,355)	$16,737	$129
Interest expense	51,924	37,724	23,102	10,022	5,249
Interest within rental expense	680	147	113	66	—
Minority interests in consolidated joint ventures	—	—	(6)	(149)	(190)

Earnings available to cover fixed charges	$79,159	$63,215	$18,854	$26,676	$5,188

Fixed charges:
Interest expense	$51,924	$37,724	$23,102	$10,022	$5,249
Interest within rental expense	680	147	113	66	—
Capitalized interest	3,851	279	—	—	—

	56,455	38,150	23,215	10,088	5,249

Preferred stock dividends	13,780	10,014	—	—	—

Fixed charges and preferred stock dividends	$70,235	$48,164	$23,215	$10,088	$—

Ratio of earnings to fixed charges	1.40	1.66	— (3)	2.64	—	(4)

Ratio of earnings to fixed charges and preferred stock dividends	1.13	1.31	—	2.64	—	(4)

(1)	All numbers presented in this exhibit exclude 7979 East Tufts Avenue, a property which we sold on July 12, 2006.
(2)	The Predecessor is not a legal entity; rather it is a combination of certain of the real estate subsidiaries of Global Innovation Partners, LLC, a Delaware limited liability company (GI Partners) contributed to the Company in connection with the IPO in November 2004, along with an allocation of certain assets, liabilities, revenues and expenses of GI Partners related to the real estate owned by such subsidiaries.
(3)	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $4,333.
(4)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $61.